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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's announcement with respect to the significant differences in corporate governance for purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual.



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                            (PETROCHINA COMPANY LOGO)


                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

                        OVERSEAS REGULATORY ANNOUNCEMENT


                             SIGNIFICANT DIFFERENCES
                        IN CORPORATE GOVERNANCE PRACTICES
                       FOR PURPOSES OF SECTION 303A. 11 OF
                THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL


On November 4, 2003, the New York Stock Exchange (the "NYSE") adopted new corporate governance rules. Under these rules, we are required to disclose a summary of the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules.

We are incorporated under the laws of the People's Republic of China (the "PRC"), with H shares publicly traded on the Hong Kong Stock Exchange (the "HKSE") and American Deposit Shares representing H shares on the NYSE. As a result, our corporate governance framework is subject to the mandatory provisions of the PRC Company Law and the securities laws and regulations of Hong Kong and the United States.

The following discussion summarizes the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules.

BOARD INDEPENDENCE

Under the NYSE corporate governance rule 303A.01, a listed company must have a majority of independent directors on its board of directors. A company of which more than 50% of the voting power is held by an individual, a group or another company (a "controlled company") is not required to comply with this requirement. Because approximately 90% of our voting power is controlled by China National Petroleum Corporation ("CNPC"), we, as a controlled company, would not be required to comply with the majority of independent directors requirement. In addition, we are not required under the PRC Company Law and the Rules Governing the Listing of Securities on the Stock Exchange Hong Kong Limited (the "HKSE Listing Rules") to have a majority of independent directors on our board of directors. Currently, three of our thirteen directors are independent non-executive directors.

Under the NYSE corporate governance rule 303A.03, the non-executive directors of a listed company must meet at regularly scheduled executive sessions without management. There are no mandatory requirements under the PRC Company Law and the HKSE Listing Rules that a listed company should hold, and we currently do not hold, such executive sessions.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE

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Under the NYSE corporate governance rule 303A.04, a listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, a nominating/corporate governance committee.

COMPENSATION COMMITTEE

Under the NYSE corporate governance rule 303A.05, a listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. The compensation committee of a "controlled company" is not required to be composed entirely of independent directors. We are not required under the PRC Company Law to have a compensation committee. Under the Corporate Governance Code of the HKSE Listing Rules, a listed company must have a remuneration committee composed of a majority of independent non-executive directors, with a written terms of references that covers certain minimum specified duties.

We currently do not have a compensation committee composed entirely of independent directors. However, we have an evaluation and remuneration committee including independent non-executive directors. The major responsibilities of our evaluation and remuneration committee include:

     reviewing the current standing of President-appointed Senior Vice President, Vice Presidents, Chief Financial Officer and other senior management personnel and making recommendations for such review to the board of directors;

     managing and conducting performance evaluations for our President and reporting the results of such evaluations to the board of directors;

     monitoring performance evaluations conducted by our President for Senior Vice President, Vice Presidents, Chief Financial Officer and other senior management personnel; and

     studying our incentive plan, compensation plan and stock appreciation rights plan, supervising and evaluating the implementation of these plans and making recommendations for further improvements to such plans.

CORPORATE GOVERNANCE GUIDELINES

Under the NYSE corporate governance rule 303A.09, a listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, formal corporate governance guidelines. However, we have the Articles of Association, a Manual of Board of Directors and a Trial Implementation Rules for Compensation of Senior Management that address the following subjects:

     director qualification standards and responsibilities;

     key board committee responsibilities;

     director compensation; and

     director orientation and continuing education

In addition, under the HKSE Listing Rules, we are expected to comply with, but may choose to deviate from, certain code provisions in the Corporate Governance Code of the Listing Rules which sets forth the principles and standards of corporate governance for listed companies. Pursuant to the HKSE Listing Rules, if we choose to deviate from any code provisions of the Corporate Governance Code, we must disclose such deviations in our annual report.

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CODE OF BUSINESS CONDUCT AND ETHICS

Under the NYSE corporate governance rule 303A.10, a listed company must adopt and disclose its code of business conduct and ethics for directors, officers and employees. We adopted our code of business conduct and ethics for senior management on March 23, 2004 and have disclosed the content of this code on our website and in the annual report on Form 20-F for the fiscal year ended December 31, 2003. In addition, we adopted our code of business conduct and ethics for employees on March 2, 2005 and have disclosed the content of this code on our website. We are not required under the PRC Company Law and the HKSE Listing Rules to have, and we do not currently have, a code of business conduct and ethics for directors. However, pursuant to the HKSE Listing Rules, all of our directors must comply with the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in the Listing Rules. The Model Code sets forth required standards with which the directors of a listed company must comply in securities transactions of the listed company.


                                                          By Order of the Board
                                                                 LI HUAIQI
                                                          Secretary to the Board


1 April 2005

As at the date of this announcement, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen; Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PetroChina Company Limited



Dated: April 4, 2005                            By: /s/ Li Huaiqi
                                                    ----------------------------
                                                Name:  Li Huaiqi
                                                Title: Company Secretary